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3/18/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51239

RECEIVED MAR 04 2002 WASH, D.C. SECTION 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GREYSTONE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 West 34TH Street, Suite 402
(No. and Street)

New York (City) New York (State) 10122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Ambroso 212-279-9057
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAMON ARRENDELL, CPA
(Name — *if individual, state last, first, middle name*)

378 Metropolitan Ave, (Address) Brooklyn (City) NY (State) 11211 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/20/02
S.S

OATH OR AFFIRMATION

I, JOSEPH R. AMBROSO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREYSTONE SECURITIES, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CAROL J. DIPIAZZA
Notary Public, State of New York
No. 01DI5068058
Qualified in Nassau County
Commission Expires Oct. 28, 2002

Carol J. DiPiazza
Notary Public
2/20/02

Joseph R Ambroso
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

TOGETHER WITH INDEPENDENT

AUDITOR'S REPORT

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL REPORTS

RAMON ARRENDELL, CPA
378 METROPOLITAN AVENUE
BROOKLYN, NY 11211
718-218-8155

To the Board of Directors
Greystone Securities, Inc.
New York, New York 10122

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Greystone Securities, Inc. as of December 31, 2001, and the related statement of changes in stockholders' equity, income and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We examined and reviewed in accordance with our interpretation of the applicable Securities and Exchange Commission rules and regulations, the computation of the ratio of aggregate indebtedness to net capital at the audit date and the procedures followed in making computations required under the provisions of Rule 17-a3 (a) (11).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greystone Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental reports are presented for the purpose of additional analysis and is not required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Ramon Arrendell
Certified Public Accountant

New York, New York
February 20, 2002

GREYSTONE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets:		
Cash	$7,963	
Accounts Receivable	900	
Prepaid Expenses	1,265	
On Deposit with CRD	73	
Total Current Assets		$10,201
Organizational costs	$544	
Less accumulated amortization	376	
		168
Total Assets		$10,369

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued Expenses	$500	
Accrued Income Taxes	650	
Total Current Liabilities		$ 1,150
Stockholders' Equity		
Common stock: No par value: 1500 shares authorized, issued and outstanding	$16,000	
Capital in excess of par value	3,000	
Accumulated Deficit	(9,781)	
Total Stockholders' Equity		9,219
Total Liabilities and Stockholders' Equity		$10,369

See auditor's report and accompanying notes

GREYSTONE SECURITIES, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2001

Income:		
Commissions and Service Income	$10,113	
Total Income		$10,113
Operating Expenses:		
Commission Expense	$8,550	
Professional Fees	500	
Corporate Taxes	850	
Office Supplies and Expenses	510	
Regulatory Licenses and Fees	641	
Depreciation and Amortization	109	
Total Operating Expenses		11,160
(Loss) from Operations		$ (1,047)
Accumulated deficit – January 1, 2001		(8,734)
Accumulated deficit – December 31, 2001		$ (9,781)

See auditor's report and accompanying notes

GREYSTONE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2001

	COMMON STOCK	CAPITAL IN EXCESS OF PAR VALUE	ACCUMULATED DEFICIT	TOTAL
Balance at beginning of year	$ 16,000	3,000	(8,734)	$ 10,266
Additional Capital Contribution	-	-	-	-
Net (Loss)	-	-	(1,047)	(1,047)
Balance at end of year	$ 16,000	3,000	(9,781)	$ 9,219

See auditor's report and accompanying notes

GREYSTONE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss) from Operations	$ (1,047)
Adjustments to reconcile net income to net	
Cash provided by operating activities	
Depreciation and amortization	109
(Increase) decrease in:	
Accounts Receivable	196
Prepaid Expenses	(1,178)
Increase (decrease) in:	
Accrued income taxes	200
Net Cash (used) by Operating Activities	$ (1,720)
Cash at January 1, 2001	9,683
Cash at December 31, 2001	$7,963
Cash paid during the year for interest	$ - 0 -
Income Taxes paid for the year	$850

See auditor's report and accompanying notes

GREYSTONE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - Organization:

Greystone Securities, Inc. herein referred to as " the Company" was organized under the Business Corporation Law of the State of Delaware on July 22, 1998. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the National association of Securities Dealers, Inc.

The Company conducts a limited securities business as a mutual fund retailer on a subscription basis only. The Company derives commissions & fees from the sale of these products and generally pays a commission to its registered representatives for the sale of these products.

NOTE 2 – Summary of Significant Accounting Policies:

Basis of Accounting- The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized in the period in which they become due. Expenses are recognized in the period in which the related liability is incurred.

Cash – Includes demand deposits held at banks.

Security Transactions – Security transactions are recorded in the account of the Company on the settlement date.

Organizational Costs- Expenditures for organizational costs are capitalized in the accounts of the Company at cost. These costs are being amortized over a 5 (five) year period in accordance with Internal Revenue Service Guidelines.

Repairs and Maintenance- Expenditures for maintenance and repairs are charged to expense at the time such expenditures are incurred.

Cash Flows- For purpose of the statement of cash flows, the Company considers all highly liquid accounts with an original maturity of three months or less to be cash equivalents.

NOTE 3 - Income Taxes:

The Company has elected for Federal and State income tax purposes to be taxed as an S corporation. As such, the Company is subject only to a State and Local minimum franchise tax and accordingly, a provision for such tax has been made in the financial statements

NOTE 4 - Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the net capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its " aggregate indebtedness" from exceeding 15 times its "net capital" as those terms are defined. On December 31, 2001, the aggregate indebtedness and net capital of the Company were $ 1,150 and $ 7,714 respectively. The required minimum net capital for this same date was $ 5,000 and the amount of excess capital was $ 2,714.

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENT

SUPPLEMENTAL REPORT

DECEMBER 31, 2001

GREYSTONE SECURITIES, INC.

FINANCIAL STATEMENT SUPPLEMENTAL REPORT

DECEMBER 31, 2001

TABLE OF CONTENTS

RAMON ARRENDELL, CPA
378 METROPOLITAN AVENUE
BROOKLYN, NY 11211
718-218-8155

February 20, 2002

Greystone Securities, Inc.
225 West 34th Street
Suite #402
New York, NY 10122

Gentlemen:

The December 31, 2001 financial report has been audited by us in accordance with generally accepted auditing standards and included a review of the accounting system and the internal accounting control.

The scope of the audit and review of the accounting system and internal control procedures were sufficient to determine any material inadequacies existing at December 31, 2001.

Computations of aggregate indebtedness and net capital were prepared and Part IIA (X17A-5) Focus reports were filed for the four quarters ended December 31, 2001.

Respectfully submitted,

Ramon Arrendell
Certified Public Accountant

New York, New York
February 20, 2002

RAMON ARRENDELL, CPA
378 METROPOLITAN AVENUE
BROOKLYN, NY 11211
718-218-8155

February 20, 2002

Greystone Securities, Inc.
225 West 34th Street
Suite #402
New York, NY 10122

Gentlemen:

This letter will serve to affirm that we have audited the Greystone Securities, Inc. December 31, 2001 financial statements per the February 20, 2002 report included herein.

Respectfully submitted,

Ramon Arrendell
Certified Public Accountant

CAROL J. DIPIAZZA
Notary Public, State of New York
No. 01DI5068058
Qualified in Nassau County
Commission Expires Oct. 28, 2002

Notary Carol J DiPiazza
2/20/02

GREYSTONE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2001

Stockholders' Equity – January 1, 2001	$10,266
Net (Loss) for the year ended December 31, 2001	(1,047)
Stockholders' Equity – December 31, 2001	$9,219

GREYSTONE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL (RULE 15c 3-3)
AND RELATED RECONCILIATION
DECEMBER 31, 2001

Ownership equity per audited financial statement	$9,219
Non-Allowable assets	(1,505)
Net Capital before haircuts	7,714
Haircuts	- 0 -
Net Capital	$7,714

Reconciliation of material differences:

Net capital per above computation	$7,714
Net capital per focus report filed	7,714
Difference	$ - 0 -